UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

INDEPENDENCE CONTRACT DRILLING, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

453415309
(CUSIP Number)

Alan L. Dye C. Alex Bahn Hogan Lovells US LLP 555 13th Street, NW Washington, DC 20004 202-637-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

April 6, 2022 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPNO. 453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,772,364[1]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,772,364[1]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,772,364[1]

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%[2]

14		TYPE OF REPORTING PERSON (See Instructions)

PN

* See Item 5.

1
Includes (1) 2,068,074 shares of common stock beneficially owned, and (2) 704,290 shares of common stock underlying the Issuer’s Floating Rate Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”), assuming application of a 19.9% Restricted Ownership Percentage (as defined in this Schedule 13D/A). The Notes are currently convertible into shares of common stock at the option of the Reporting Persons at a conversion price of $5.07 per share, which conversion price will be lowered to $4.51 per share if approved by the Issuer’s shareholders. Absent the Restricted Ownership Percentage, 15,563,610 shares of common stock would underlie $78,907,500 principal amount of the Issuer’s Notes beneficially owned by the Reporting Person (as defined in this Schedule 13D/A).

2
The percentage used herein and in the rest of this Schedule 13D is calculated based upon (i) 11,349,005 shares of the Issuer’s common stock outstanding as of March 4, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 15, 2022, (ii) an additional 2,268,000 shares of the Issuer’s common stock issued on March 18, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on March 21, 2022, and (iii) 704,290 shares of common stock issuable upon conversion of the Notes, which, due to the Restricted Ownership Percentage, is the maximum number of shares that could be received by the Reporting Persons upon conversion of the Notes.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Credit Opportunity Master Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,440,481[3]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,440,481[3]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,440,481[3]

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%[2]

14		TYPE OF REPORTING PERSON (See Instructions)

PN

*  See Item 5.

3
Includes (1) 736,191 shares of common stock beneficially owned and (2) 704,290 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage. Absent the Restricted Ownership Percentage, 3,377,303 shares of the Issuer’s common stock underlie the $17,122,927.50 principal amount of the Notes held by the Reporting Person.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD PCOF Partners LXXIII, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,706,519[4]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,706,519[4]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,706,519[4]

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%[2]

14		TYPE OF REPORTING PERSON (See Instructions)

OO

*  See Item 5.

4
Includes (1) 1,002,229 shares of common stock beneficially owned and (2) 704,290 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage. Absent the Restricted Ownership Percentage, 9,170,079 shares of the Issuer’s common stock underlie the $46,492,299 principal amount of the Notes held by the Reporting Person.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Private Credit Opportunity (NON-ECI) Fund, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,033,944[5]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,033,944[5]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,033,944[5]

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%[2]

14		TYPE OF REPORTING PERSON (See Instructions)

OO

*  See Item 5.

5
Includes (1) 329,654 shares of common stock beneficially owned and (2) 704,290 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage. Absent the Restricted Ownership Percentage, 3,016,228 shares of the Issuer’s common stock underlie the $15,292,273.50 principal amount of the Notes held by the Reporting Person.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

77,574

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

77,574

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,574

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%[2]

14		TYPE OF REPORTING PERSON (See Instructions)

PN

*  See Item 5.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Energy Investments, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

77,574

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

77,574

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,574

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%[2]

14		TYPE OF REPORTING PERSON (See Instructions)

PN

*  See Item 5.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Michael S. Dell

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

77,574

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

77,574

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,574

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%[2]

14		TYPE OF REPORTING PERSON (See Instructions)

IN

*  See Item 5.

Explanatory Note

This Amendment No. 6 (this "Amendment") reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.01 per share (the “Shares”) of Independence Contract Drilling, Inc., a Delaware corporation (the Issuer") filed October 3, 2018, as amended by Amendment No. 1 filed December 14, 2020, Amendment No. 2 filed January 4, 2021, Amendment No. 3 filed June 9, 2021, Amendment No. 4 filed July 6, 2021, and Amendment No. 5 filed March 23, 2022 by MSD Partners, L.P., a Delaware limited partnership, MSD Credit Opportunity Master Fund, L.P., a Cayman Islands limited partnership, MSD PCOF Partners LXXIII, LLC, a Delaware limited liability company, and MSD Private Credit Opportunity (NON-ECI) Fund, LLC (as amended, the "Schedule 13D").

This Amendment is being filed to (1) add the share ownership of certain affiliated entities of the Reporting Persons and (2) revise the reported numbers of shares beneficially owned by the Reporting Persons to reflect the application of the Restricted Ownership Percentage. Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.

Item 2.  Identity and Background.

Item 2 is hereby amended in its entirety as follows:

(a) The persons filing this Schedule 13D are (a) MSD Partners, L.P. ("MSD Partners"), a Delaware limited partnership, (b) MSD Credit Opportunity Master Fund, L.P. ("Master Fund"), a Cayman Islands limited partnership, (c) MSD PCOF Partners LXXIII, LLC (“MSD PCOF Partners”), a Delaware limited liability company, and (d) MSD Private Credit Opportunity (NON-ECI) Fund, LLC (“MSD Private Credit Opportunity Fund”), a Delaware limited liability company, (e) MSD Capital, L.P. ("MSD Capital"), a Delaware limited partnership, (f) MSD Energy Investments, L.P. ("MSD Energy Investments"), a Delaware limited partnership and (g) Michael S. Dell, a United States citizen (collectively, the "Reporting Persons").

(b) The principal business address of each of MSD Partners, Master Fund, MSD PCOF Partners, MSD Private Credit Opportunity Fund , MSD Capital, and MSD Energy Investments is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

 The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas, 78682.

(c) This Schedule 13D is filed on behalf of the Reporting Persons. Master Fund, MSD PCOF Partners, MSD Private Credit Opportunity Fund and MSD Energy Investments are the record and direct beneficial owners of the Shares owned herein. MSD Partners is the investment manager of each of Master Fund, MSD PCOF Partners and MSD Private Credit Opportunity Fund. MSD Partners (GP), LLC ("MSD GP"), a Delaware limited liability company, is the general partner of MSD Partners. Each of John C. Phelan, Marc R. Lisker and Brendan Rogers is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP.

MSD Capital is the general partner of MSD Energy Investments. MSD Capital Management LLC, a Delaware limited liability company ("MSD Capital Management") is the general partner of MSD Capital. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management.  Each of John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management.

The principal business of Master Fund, MSD PCOF Partners, MSD Private Credit Opportunity Fund and MSD Energy Investments is purchasing, holding and selling securities for investment purposes. The principal business of MSD Partners and MSD Capital is investment management. The principal business of MSD GP is serving as the general partner of MSD Partners. The principal business of MSD Capital Management is serving as the general partner of MSD Capital. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of Dell Technologies Inc.

The Reporting Persons have entered into a Joint Filing Agreement, dated April 7, 2022, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) During the last five years, none of the foregoing entities or persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MSD Partners, MSD PCOF Partners, MSD Private Credit Opportunity Fund, MSD GP, MSD Capital, MSD Energy Investments and MSD Capital Management are organized under the laws of the State of Delaware. Master Fund is organized under the laws of the Cayman Islands. Mr. Dell is a United States citizen.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b):

	A.	MSD Partners, L.P.

		(a)	As of the date hereof, MSD Partners, L.P. beneficially owns, in aggregate, 2,772,364 Shares, representing 19.4% of the Issuer's outstanding Shares.[6]
		(b)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 2,772,364

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 2,772,364

B.	MSD Credit Opportunity Master Fund, L.P.

	(a)	As of the date hereof, MSD Credit Opportunity Master Fund, L.P. beneficially owns, in aggregate, 1,440,481 Shares, representing 10.1% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,440,481

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,440,481

C.	MSD PCOF Partners LXXIII, LLC

	(a)	As of the date hereof, MSD PCOF Partners LXXIII, LLC, beneficially owns, in aggregate, 1,706,519 Shares, representing 11.9% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,706,519

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,706,519

D.	MSD Private Credit Opportunity (NON-ECI) Fund, LLC

	(a)	As of the date hereof, MSD Private Credit Opportunity (NON-ECI) Fund, LLC beneficially owns, in aggregate, 1,033,944 Shares, representing 7.2% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,033,944

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,033,944

E.	MSD Partners (GP), LLC

	(a)	As of the date hereof, MSD Partners (GP), LLC beneficially owns, in aggregate, 2,772,364 Shares, representing 19.4% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,772,364

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,772,364

F.	Brendan Rodgers

	(a)	As of the date hereof, Brendan Rogers beneficially owns, in aggregate, 2,772,364 Shares, representing 19.4% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,772,364

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,772,364

G.	MSD Capital, L.P.

	(a)	As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 77,574 Shares, representing 0.5% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 77,574

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 77,574

H.	MSD Energy Investments, L.P.

	(a)	As of the date hereof, MSD Energy Investments, L.P. beneficially owns, in aggregate, 77,574 Shares, representing 0.5% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 77,574

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 77,574

I.	Michael S. Dell

	(a)	As of the date hereof, Michael S. Dell beneficially owns, in aggregate, 77,574 Shares, representing 0.5% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 77,574

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 77,574

J.	MSD Capital Management, LLC

	(a)	As of the date hereof, MSD Capital Management, LLC beneficially owns, in aggregate, 77,574 Shares, representing 0.5% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 77,574

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 77,574

K.	Marc R. Lisker

	(a)	As of the date hereof, Marc R. Lisker beneficially owns, in aggregate, 2,849,938 Shares, representing 19.9% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,849,938

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,849,938

L.	John C. Phelan

	(a)	As of the date hereof, John C. Phelan beneficially owns, in aggregate, 2,849,938 Shares, representing 19.9% of the Issuer's outstanding Shares.[6]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,849,938

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,849,938

__________
6   Includes shares of the Issuer’s common stock underlying the Notes held by the Reporting Persons, as specified on the cover pages of this Schedule 13D/A, after application of the Restricted Ownership Percentage. The percentage used herein and in the rest of this Schedule 13D is calculated based upon (i) 11,349,005 shares of the Issuer’s common stock outstanding as of March 4, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 15, 2022, (ii) an additional 2,268,000 shares of the Issuer’s common stock issued on March 18, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on March 21, 2022, and (iii) 704,290 shares of common stock issuable upon conversion of the Notes, which, due to the Restricted Ownership Percentage, is the maximum number of shares that could be received by the Reporting Persons upon conversion of the Notes.

Item 5(c):

Not applicable.

Item 5(d):

Not applicable.

Item 5(e):

Not Applicable.

Item 7	Material to be filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated April 7, 2022
99.2
Subscription Agreement, dated as of March 18, 2022, by and among Independence Contract Drilling, Inc., MSD PCOF Partners LXXIII, LLC, MSD Private Credit Opportunity (NON-ECI) Fund, LLC, MSD Credit Opportunity Master Fund, L.P. and Glendon Opportunities Fund II, L.P. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

99.3

Indenture, dated as of March 18, 2022, by and among Independence Contract Drilling, Inc., U.S. Bank Trust Company, National Association, as trustee and collateral agent, and Sidewinder Drilling LLC, as guarantor (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

99.4
Investor’s Rights Agreement, dated as of March 18, 2022, by and among Independence Contract Drilling, Inc. and MSD Partners, L.P. (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

99.5
Voting and Support Agreement, dated as of March 18, 2022, by and among Independence Contract Drilling, Inc., MSD Partners, L.P., MSD PCOF Partners LXXIII, LLC, MSD Private Credit Opportunity (NON-ECI) Fund, LLC, MSD Credit Opportunity Master Fund, L.P., Glendon Capital Management L.P., Glendon Opportunities Fund II, L.P., William Monroe and the directors and officers of Independence Contract Drilling, Inc. named therein (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

99.6
Fee Letter, dated as of March 18, 2022, by and among Independence Contract Drilling, Inc., MSD Partners, L.P., and Glendon Capital Management L.P. (incorporated herein by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 21, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2022

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD PCOF Partners LXXIII, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Private Credit Opportunity (NON-ECI) Fund, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Energy Investments, L.P.

By:	MSD Partners, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

Exhibit 99.1
JOINT FILING AGREEMENT
April 7, 2022

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 7, 2022

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD PCOF Partners LXXIII, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Private Credit Opportunity (NON-ECI) Fund, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Energy Investments, L.P.

By:	MSD Partners, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact